Alfacourse Inc.

22 The Cedars Cruagh Wood,

Stepaside, Dublin 18, Ireland

Phone: 941-363-6663

Fax:  941-315-8942

email: alfacourse@mail.com

Website: alfacourse.com

April 2, 2017

Mr. Donald E. Field

United States Securities and Exchange Commission

Washington, DC 20549

RE: Alfacourse Inc.

Registration Statement on Form S-1

Filed February 16,2017

File No. 333- 216086

Dear Mr. Field;

In regards to your letter dated March 15, 2017, which included comments relating to our Registration Statement, we have prepared the following responses:

General

Comment 1. Please provide us copies of all written communications as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: There have not been and will not be any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications other than the prospectus which is the subject of this registration.

Comment 2. Please include a currently dated consent of the independent registered public accountant in the next amendment of your Form S-1 and prior to it becoming effective.

Response: a currently dated consent of the independent registered public accountant is provided.

Cover Page of Prospectus, page 3

Comment 3: We note your disclosure in the first sentence that this is an offering by certain selling shareholders.  We also note disclosure throughout the remainder of the prospectus that tends to indicate that this is a direct offering by the company.  Please reconcile and revise the prospectus throughout as applicable.

Response: The paragraph changed to read “direct offering by the company”

Comment 4. Please revise the offering price of your shares of common stock to include the price to the public, any underwriter’s discounts and commissions, and the net proceeds you will receive.  This information should be presented on both a per share basis and for the total amount of the offering.  We note that you may present this information in a table, term sheet format, or other clear presentation.  Refer to Item 501(b)(3) of Regulation S-K.

Response: The table on page 6 changed to include price per share (gross, discounts/commissions, net) and total proceeds of offering (gross, discounts/commissions, net)

Comment 5. Please reconcile your disclosure on the cover page that it is not possible now to determine the price and that management will determine the offering price at the time of the offering, with your disclosure on page 6 that this is a fixed price offering at $0.01 per share.  Please revise to include a fixed price for the duration of the offering on the cover page.

Response: We have revised this section. The cover page includes price per share of $0.01 determined by management at the time of Offering.

Comment 6. Please revise to clarify in the first paragraph that you have not engaged a market maker to apply for admission to quotation of your securities on the OTC Bulletin Board.  Please also clarify that there is no guarantee that your common stock will ever be quoted on the OTC Bulletin Board.  Please also disclose on which OTC Markets tier you expect to apply for quotation.

Response: The paragraph was amended as per above.  We intend to obtain OTCQB quotation for our Offering.  Currently we do not have any market maker contracts in place for admission to quotation of our securities on any OTC market tiers.

Prospectus Summary, page 5

Comment 7. We note that in its opinion on your audited financial statements your auditor has expressed substantial doubt regarding your ability to continue as a going concern.  Please disclose this fact and your cash on hand as of the most recent practicable date.  Please also disclose your monthly “burn rate” and the month you will run out of funds without additional capital.

Response:  Auditor opinion added to specified paragraph.

Cash balance of $13K on December 31, 2016 disclosed.

Cash balance of $9,622 as of March 29, 2017 added.

Expense “burn rate” of $2,083 per month included.

We expect to run out of funds by July 2017 should there be no additional financing obtained.

Risk Factors, page 7

Our limited resources may restrict our ability  to manage any growth we experience, page 8

Comment 8. We note from your disclosure on page 29 that Mr. Jitov remains a freelance editor/colourist and that he intends to spend up to fifteen hours a week on your business.

Please update this risk factor to disclose the portion of time he currently allocates to your business and to discuss his other commitments, including any potential material conflicts of interests that exist as a result of these other commitments.

Response: Current time commitment from President of 15 hrs/week added.

Disclosed no known current or potential material conflicts of interests in existence.

All future contracts expected to be done under the Alfacourse Inc. umbrella.

Use of Proceeds, page 13

Comment 9. We note your disclosure that there is no assurance you will raise the full $100,000 as anticipated.  Please disclose that there is no guarantee that you will receive any proceeds from the offering.

Response: Paragraph amended to include suggested wordings.

Description of Securities, page 16

Non-cumulative voting, page 16

Comment 10. Please refer to the last sentence.  Please delete the words “and the applicable statutes of the State of Nevada.”

Response: Deleted specified wording.

Description of Products and Services, page 19

Comment 11. Please provide support for your statement that using UHD 4K and 8K technologies will improve your position in the video production and editing market or revise to state as your belief.  This statement seems to imply that such technologies are not equally available to your competitors.

Response: We updated the paragraph to include “We believe” statement.

Marketing Strategy, page 20

Comment 12. Please clarify in the online marketing subsection which website your company has created to attract customers and promote products.

Response: Company website is alfacourse.com

Employees, page 21

Comment 13. Please reconcile your statement that you currently have no employees, with your disclosure that follows identifying Mr. Jitov as your president and Mr. Kolossovski as your treasurer.

Response: Company currently has no employees other than managing officers.

Plan of Operations, page 25

Comment 14. We note that your plan of operations provides a summary of your business plan assuming 25% of your offering is sold.  Please expand your disclosure to also discuss your plan of operations assuming 50%, 75% and 100% of your offering is sold.  Within this discussion, please clarify the main differences in each plan of operations and detail how the different funding levels will affect your business and current operations.

Response: Added table displaying different scenarios of potential proceeds from our Offering:

50% of Offering sold;

75% of Offering sold;

100% of Offering sold.

Directors and Executive Officers, page 29

Comment 15. We note that Mr. Kolossovski has been a production line supervisor from 2012 to the present.  Please disclose the name of his employer during the period of time. Refer to Item 401(e) of Regulation S-K.

Response: Mr. Kolossovski has been a production line supervisor with Alumicom Inc. Concord, Canada

Certain Relationships  and Related Transactions, page 31

Comment 16. Consistent with your disclosure on page 28 and your verbal agreement as memorialized in Exhibit 10.1, please disclose here that if insufficient funds are raised Mr. Jitov has agreed to loan you funds to complete the registration process.  Please note, however, that there is no guarantee he will provide such funds.  We also note that Mr. Jitov provides office space to you.  Please disclose your rent arrangement in this section.

Response: Added President’s agreement to loan company funds necessary to complete the registration process in case insufficient funds are raised.

Added rent arrangement disclosure.

Security Ownership of Certain Beneficial Owners, page 31

Comment 17. Please revise to provide the required information as of the most recent practicable date.  Refer to Item 403 of Regulation S-K.

Response: Information has been updated as of March 31, 2017.

Sincerely,

/s/ Oleg Jitov

Oleg Jitov

Director

Alfacourse Inc.